Form 10-K, Exhibit 13
period 1997-06-30
MATHSOFT INC
filed 1997-09-29
CIK 895095

                                                                   EXHIBIT 13.01


                          MARKET PRICE OF COMMON STOCK



The Common Stock (Nasdaq: MATH) began trading publicly in the over-the-counter market through the Nasdaq National Market on February 3, 1993. Prior to that date, there was no public market for the Common Stock. On July 15, 1997, the Company transferred the listing of its Common Stock to the Nasdaq Small Cap Market. The following table presents quarterly information on the price range of the Common Stock. This information indicates the high and low bid prices for the Common Stock as reported by the Nasdaq National Market for the periods indicated. These prices do not include retail markups, markdowns or commissions.



                                                     HIGH              LOW
                                                     ----              ---

       FISCAL 1996:
       First Quarter                                 6 7/8             4 5/8
       Second Quarter                                6 7/8             4 7/8
       Third Quarter                                 6 7/8             4 7/8
       Fourth Quarter                                8 7/8             5 1/4

       FISCAL 1997:
       First Quarter                                 7 5/8             4 7/8
       Second Quarter                                5 3/8             3 1/4
       Third Quarter                                 5 1/8             2 3/4
       Fourth Quarter                                3 5/8             2 3/16




As of September 3, 1997, the approximate number of stockholders of record of Common Stock was approximately 214.

The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA



(in thousands, except per share data)                 1997           1996        1995          1994          1993(4)
-------------------------------------------------------------------------------------------------------------------

Total revenues                                       $17,678       $20,767      $15,883       $26,610       $25,649


Gross profit                                          13,732        16,766       11,819        20,113        20,933

Income (loss) from operations (1) (2) (3)             (4,394)          933       (3,635)       (7,296)       (6,330)

Net income (loss)                                     (4,300)        1,076       (3,553)       (7,146)       (6,260)

Net income (loss) per common and common
  equivalent share in 1997, 1996, 1995 and 1994;
  proforma net loss per common and common
  equivalent share in 1993                             (0.49)         0.11        (0.50)        (1.02)        (1.10)

Working capital                                          457         4,688          617         1,618        10,190

Total assets                                           8,786        11,899        8,103        13,378        20,162

Long-term obligations, less current portion              183             3           13            79           183

Redeemable convertible preferred stock                    --            --           --            --            --

Stockholders equity                                    2,168         6,759        2,624         5,800        12,611



(1) 1995 amount includes a write-down of intangible assets of $1.662 million. See Note 1(xx) of Notes to Consolidated Financial Statements.

(2) 1994 amount includes a restructuring charge of $2.38 million. See Note 2 of Notes to Consolidated Financial Statements.

(3) 1993 amount reflects a charge to operations of $6.57 million for purchased research and development related to the StatSci acquisition. See note 4 below.

(4) On June 30, 1993, the Company acquired substantially all of the assets and business of a software company, Statistical Sciences, Inc., a Washington corporation located in Seattle, Washington. The Company currently carries on this business through its wholly-owned subsidiary, Statistical Sciences, Inc., a Massachusetts corporation. The acquisition was accounted for as a purchase. The selected consolidated financial data disclosed herein include the effects of this purchase.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.


As an aid to understanding the Company's operating results, the table below indicates the percentage relationships of income and expense items included in the Consolidated Statements of Operations for the three years ended June 30, 1997 and the percentage changes in those items for the two years ended June 30, 1997.



                                         Percentage of Total Revenues              Percentage Change
                                       ----------------------------------------------------------------
                                          1997          1996         1995        1997-96        1996-95
                                       ----------------------------------------------------------------

Revenues:
  Software licenses                       85.9%         87.4%        86.6%        -16.4%          32.0%
  Services and other                      14.1%         12.6%        13.4%         -4.3%          22.5%
                                       ----------------------------------------------------------------
      Total revenues                     100.0%        100.0%       100.0%        -14.9%          30.7%


Cost of Revenues:
  Software licenses                       17.7%         14.7%        20.7%          2.0%          -6.8%
  Services and other                       4.6%          4.5%         4.9%        -12.4%          20.7%
                                       ----------------------------------------------------------------
     Total cost of revenues               22.3%         19.3%        25.6%         -1.4%          -1.6%

     Gross profit                         77.7%         80.7%        74.4%        -18.1%          41.9%

Operating Expenses:
  Sales and marketing                     58.0%         46.8%        54.8%          5.5%          11.7%
  Research and development                29.1%         17.6%        19.3%         40.5%          19.6%
  General and administrative              15.5%         11.8%        12.8%         11.3%          20.9%
  Write-down of intangible assets          0.0%          0.0%        10.5%            *              *
                                       ----------------------------------------------------------------

     Total operating expenses            102.5%         76.2%        97.3%         14.5%           2.5%

     Loss from operations                -24.9%          4.5%       -22.9%       -570.9%        -125.7%

Interest income (expense), net             0.8%          0.9%         0.5%        -27.7%         134.1%
                                       ----------------------------------------------------------------

Loss before provision
  for income taxes                       -24.1%          5.4%       -22.4%       -478.2%        -131.7%

Provision for income taxes                 0.3%          0.2%         0.0%         -9.7%             *
                                       ----------------------------------------------------------------

Net loss                                 -24.4%          5.2%       -22.5%       -499.7%        -130.3%
                                       ================================================================



* Not meaningful.


Fiscal 1997 Compared to Fiscal 1996

     Total revenues decreased 14.9% from $20,767,000 in fiscal 1996 to $17,678,000 in fiscal 1997. The decrease in total revenues was primarily attributable to a worldwide decrease in both new license revenue and upgrade revenue generated by the Company's core product, Mathcad for Windows, and to a lesser extent, a decrease in sales of Electronic Books, which work with Mathcad, and a decrease in S-PLUS product line and services revenue. The decrease in total revenues was partially offset by revenue generated by the release of Mathcad 6.0 for Macintosh in November 1996, revenue generated by the StudyWorks! product line released in June 1996 and revenue generated from the Axum product line acquired in the second quarter of fiscal 1996.

     Mathcad for Windows generated upgrade revenue of $4,287,000 in fiscal 1996 compared to upgrade revenue of $1,388,000 in fiscal 1997, a decrease as a percentage of total revenues from 20.6% to 7.9%, respectively. Prior to the release of Mathcad 7 for Windows in June 1997, the Company's last significant upgrade, Mathcad 6.0 for Windows, was released approximately twenty-three months earlier in fiscal 1995, and its upgrade cycle therefore came to a close in fiscal 1997. Worldwide Mathcad for Windows non-upgrade revenue decreased 13.8% from $7,377,000 in fiscal 1996 to $6,359,000 in fiscal 1997 due primarily to the Company's distribution channel's anticipation of the delivery of the next major release of Mathcad for Windows, Mathcad 7 for Windows, and decreasing sell-through of the older Mathcad 6.0 for Windows release. Worldwide S-PLUS product line and services revenue decreased 8.7% from $5,904,000 in fiscal 1996 to $5,389,000 in fiscal 1997, and increased as a percentage of total revenues from 28.4% to 30.5%, respectively. The decrease in S-PLUS product line and services revenue was attributable to a reduction in license revenue, due to a material shift from UNIX license sales to lower priced Windows license sales, and to the discontinuance of unprofitable S-PLUS services revenue. Moreover, the product line reached its fourth year of life without a major new release resulting in sluggish new license sales prior to the delivery of S-PLUS 4.0 in early fiscal 1998. Revenues attributable to the Axum product line acquired in the TriMetrix, Inc. acquisition accounted for $676,000, or 3.3% of total revenues, in fiscal 1996 compared to $1,023,000, or 5.8% of total revenues, in fiscal 1997. Total international revenues attributable to sales of all Company product lines decreased 10.9% from $6,756,000 in fiscal 1996 to $6,018,000 in fiscal 1997, and increased as a percentage of total revenues from 32.5% to 34.0%, respectively.

     Total cost of revenues decreased 1.4% from $4,000,000 in fiscal 1996 to $3,946,000 in fiscal 1997, and increased as a percentage of total revenues from 19.3% to 22.3%, respectively. The increase in total cost of revenues as a percentage of total revenues was primarily attributable to a reduction of inventory reserves in fiscal 1996 based on an evaluation of actual inventory exposure and reserve requirements. In contrast, the Company increased inventory reserves in fiscal 1997 to adequately cover inventory exposure in the sales distribution channel as the Company prepared to release its next major upgrade of Mathcad, Mathcad 7 for Windows. In addition, fixed licensing costs for the "S" language used in the S-PLUS product line increased in fiscal 1997 per terms of the license agreement and other fixed costs, such as the amortization of purchased technology, increased as a percentage of total revenues by approximately 1.51% due to an overall lower revenue base in fiscal 1997.

     Sales and marketing expenses increased 5.5% from $9,719,000 in fiscal 1996 to $10,251,000 in fiscal 1997, and increased as a percentage of total revenues from 46.8% to 58.0%, respectively. The increase in overall sales and marketing expenses was attributable to marketing expenses incurred related to the fiscal 1997 launch of the StudyWorks! product line, Mathcad
     6.0 for Macintosh and, most recently, Mathcad 7 for Windows, as well as to an increase in S-PLUS domestic sales expenses as the Company reorganized its sales infrastructure to support direct sales into this expanding product line. International sales and marketing expenses increased 3.8% from $2,285,000 in fiscal 1996 to $2,372,000 in fiscal 1997.

     Research and development expenses increased 40.6% from $3,659,000 in fiscal 1996 to $5,143,000 in fiscal 1997, and increased as a percentage of total revenues from 17.6% to 29.1%. The increase in overall research and development expenses was primarily attributable to increased personnel and consulting costs associated with the continued expansion and development of the S-PLUS product line, specifically related to the first release of StatServer in April, 1997 and the impending release of S-PLUS 4.0 in early fiscal 1998.

     General and administrative expenses increased 11.3% from $2,455,000 in fiscal 1996 to $2,732,000 in fiscal 1997 and increased as a percentage of total revenues from 11.8% to 15.5%, respectively. The increase in overall general and administrative expenses was primarily attributable to fluctuations in international exchange rate transactions. The Company recorded exchange rate losses of $12,000 in fiscal 1996 compared to exchange rate losses of $257,000 in fiscal 1997.

     Net loss for fiscal 1997 was $4,300,000 compared to net income of $1,076,000 in fiscal 1996. Fiscal 1997 reflected a year of investment for the Company as evidenced by its commitment to strategic development initiatives, most notably in the Company's Data Analysis Products Division. The release of new products with new product cycles will support renewed growth in both the Mathcad and S-PLUS product lines.


Fiscal 1996 Compared to Fiscal 1995

     Total revenues increased 30.7% from $15,883,000 in fiscal 1995 to $20,767,000 in fiscal 1996. The increase in total revenues was primarily attributable to an increase in worldwide Mathcad product line licenses, an increase in worldwide S-PLUS product line and services revenue and revenue generated from the Axum product line acquired in the second quarter of fiscal 1996. The release of Mathcad 6.0 in July 1995 supported a 129% worldwide increase in Mathcad upgrade revenue from $1,873,000 in fiscal 1995 to $4,287,000 in fiscal 1996. Mathcad upgrade revenue also increased as a percentage of total revenues from 11.8% in fiscal 1995 to 20.6% in fiscal 1996. The Company's last significant upgrade, Mathcad 5.0, was released approximately eighteen months earlier in fiscal 1994, and its upgrade cycle therefore came to a close in fiscal 1995. Worldwide Mathcad non-upgrade product line sales increased 18.3% from $6,236,000 in fiscal 1995 to $7,377,000 in fiscal 1996 and worldwide S-PLUS product line and services revenue increased 10.9% from $5,324,000 in fiscal 1995 to $5,904,000 in fiscal 1996. The increase in worldwide non-upgrade Mathcad revenue was due primarily to the Company's focus throughout fiscal 1996 on a generating new license Mathcad sales by an increased penetration into the education market and renewed growth in the commercial markets. Total international revenues increased 17.7% from $5,739,000 in fiscal 1995 to $6,756,000 in fiscal 1996, and decreased as a percentage of total revenues from 36.1% to 32.5%, respectively. The increase in total international revenues was due to Mathcad upgrade revenues generated by the release of Mathcad 6.0, in addition to global distribution expansion efforts in both the commercial and education markets. Revenues attributable to the Axum product line acquired in the TriMetrix, Inc. acquisition accounted for $676,000, or 3.3% of total revenues, in fiscal 1996. Gains and losses from foreign currency transactions in fiscal 1996 were not significant.

     Total cost of revenues decreased 1.6 % from $4,064,000 in fiscal 1995 to $4,000,000 in fiscal 1996, and decreased as a percentage of total revenues from 25.6% to 19.3%, respectively. The decrease in total cost of revenues as a percentage of total revenues was primarily attributable to the allocation of fixed costs, such as royalties and the amortization of purchased technology, over a higher revenue base for the year. In addition, amortization of product development costs accounted for $489,000 of total cost of revenues, or 3.1% of total revenues, in fiscal 1995. There was no amortization of product development costs in fiscal 1996 as amounts were fully amortized.

     Sales and marketing expenses increased 11.7% from $8,703,000 in fiscal 1995 to $9,719,000 in fiscal 1996, and decreased as a percentage of total revenues from 54.8% to 46.8%, respectively. The increase in overall sales and marketing expenses was primarily attributable to more aggressive advertising and channel promotional activities and additional headcount and related costs in both the domestic sales and marketing functions. These increases were partially offset by a reduction in direct mail marketing activities to prospective customers. International marketing expenses decreased from $2,168,000 in fiscal 1995 to $1,661,000 in fiscal 1996 due primarily to a discontinuance of direct mail marketing activity to prospective customers and reduced installed base direct mail marketing activity.

     Research and development expenses increased 19.6% from $3,059,000 in fiscal 1995 to $3,659,000 in fiscal 1996, and decreased as a percentage of total revenues from 19.2% to 17.6%. The increase in overall research and development expenses was primarily due to the addition of personnel from the TriMetrix, Inc. acquisition as well as expenses incurred related to product localization for international markets and S-PLUS development efforts.

     General and administrative expenses increased 20.9% from $2,030,000 in fiscal 1995 to $2,455,000 in fiscal 1996 and decreased as a percentage of total revenues from 12.8% to 11.8%, respectively. The increase in overall general and administrative expenses was primarily attributable to costs incurred to attract and retain key management personnel in both the Company's Cambridge headquarters and Seattle operation including the addition of a new General Manager for the Company's Data Analysis Products Division in the third quarter of fiscal 1996.

     Net income for fiscal 1996 was $1,076,000 compared to a net loss of $1,891,000 in fiscal 1995, excluding the $1,662,000 non-cash charge for the revaluation of certain intangible assets. The release of Mathcad 6.0 in July 1995 and expansion of global distribution channels supported worldwide growth in both the Mathcad and S-PLUS product lines. In addition, the Company's renewed commitment to the education market in fiscal 1996 resulted in increased penetration for both existing product lines and new product lines, such as StudyWorks released in June 1996.

Liquidity and Capital Resources

     Cash and cash equivalents totaling $2,802,000 at June 30, 1997, decreased $2,152,000 during fiscal 1997 from 4,954,000 at June 30, 1996. The negative cash flow resulted primarily from cash used in operating activities and purchases of property and equipment, offset by proceeds generated from capital lease equipment financing and the exercise of stock options.

     The Company used $2,038,000 in operating activities in fiscal 1997 compared to cash used in operations of $1,296,000 in fiscal 1996, an increase of $742,000. The use of cash in operating activities was primarily attributable to a net loss of approximately $4,300,000 and, to a lesser extent, to an increase in prepaid expenses and a decrease in accrued expenses. Prepaid expenses increased proportionally with increases in licensing royalties payable for the "S" language used in the S-PLUS product line and increases in Directors and Officers insurance coverage purchased by the Company in fiscal 1997, the expenses of which are recognized ratably over the period covered by the related agreements. Accrued expenses decreased from fiscal 1996 levels due to the settlement of liabilities associated with the acquisition of acroScience Corporation. These uses of cash were partially offset by non-cash depreciation and amortization charges, decreases in accounts receivable and inventory costs and increases in accounts payable. Accounts receivable decreased due to an overall decline in Mathcad product sold into the Company's distribution channel and timing of new product releases, such as StudyWorks! in late June 1996, which accelerated both receivables and inventory levels in fiscal 1996 relative to fiscal 1997. Inventory levels in the Company's Data Analysis Products Division also decreased throughout fiscal 1997 as the Company minimized stocking levels of S-PLUS in anticipation of the release of S-PLUS 4.0 in the first quarter of fiscal 1998. Accounts payable increased due to timing of liabilities and management's cash planning and forecasting efforts. During fiscal 1997, the Company purchased $780,000 of property and equipment, compared to $1,059,000 in fiscal 1996. Proceeds generated from capital lease equipment financing totaled $565,000 in fiscal 1997. The Company did not enter into any capital lease equipment financing transactions in fiscal 1996. In addition, proceeds from the exercise of stock options and warrants totaled approximately $377,000 in fiscal 1997 compared to $587,000 in fiscal 1996.

     The Company's financial reserves are represented by cash and cash equivalents as of June 30, 1997. The Company has a line of credit agreement with a commercial bank. Borrowings under the line are limited to the lesser of 65% of eligible domestic accounts or $500,000 to $1,000,000 based on certain profitability covenants. Borrowings are secured by a first security interest on substantially all of the Company's assets and bear interest at the bank's prime rate plus 1%. The line of credit contains certain restrictive covenants, including minimum amounts of profitability, equity, leverage and liquidity, all as defined in the agreement, and expires on December 31,1998. There were no amounts outstanding under this line at June 30, 1997.

     The Company believes its financial reserves and cash flows from future operations will be sufficient to meet its liquidity requirements for at least the next twelve months. The foregoing statement is forward-looking and involves risks and uncertainties, many of which are outside the Company's control. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, those discussed in "Cautionary Statements" of the Company's Form 10-K for the fiscal year ended June 30, 1997 as well as future events that have the effect of reducing the Company's available cash balances, such as unanticipated operating losses or capital expenditures or cash expenditures related to possible future acquisitions. The Company may be presented from time to time with acquisition opportunities which require additional external financing, and the Company may from time to time seek to obtain additional funds from public or private issuances of equity or debt securities. There can be no assurance that any such financing will be available at all or on terms favorable to the Company.

     In addition to the other information in this report, the cautionary statements discussed in the Company's Form 10-K for the fiscal year ended June 30, 1997 should be considered carefully in evaluating the Company and its business. Information provided by the Company from time to time may contain certain "forward-looking" information, as that term is defined by
     (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and
     (ii) in releases made by the Securities and Exchange Commission (the "SEC"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MathSoft, Inc.:

We have audited the accompanying consolidated balance sheets of MathSoft, Inc. (a Massachusetts corporation) and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MathSoft, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



                                                   /s/ ARTHUR ANDERSEN LLP




Boston, Massachusetts
August  1, 1997

                         MATHSOFT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                     ASSETS
                                                                          JUNE 30,
                                                                 --------------------------
                                                                     1997          1996

CURRENT ASSETS:
    Cash and cash equivalents                                    $2,802,389     $ 4,954,416
    Accounts and other receivables, less reserves
       of approximately $1,720,000 and $776,000 at
       June 30, 1997 and 1996, respectively                       3,237,812       3,881,568
    Inventories                                                     343,785         547,892
    Prepaid expenses                                                475,525         381,638
                                                                 ----------     -----------

               Total current assets                               6,859,511       9,765,514
                                                                 ----------     -----------

PROPERTY AND EQUIPMENT, AT COST:
    Computer equipment and software                               4,396,927       4,052,662
    Property and equipment under capital lease                      427,898              --
    Furniture and fixtures                                          989,520         968,644
    Leasehold improvements                                          626,889         621,354
                                                                 ----------     -----------
                                                                  6,441,234       5,642,660

    Less--Accumulated depreciation and amortization               4,888,216       4,044,072
                                                                 ----------     -----------
                                                                  1,553,018       1,598,588
                                                                 ----------     -----------
OTHER ASSETS:
    Purchased technology, net of accumulated
       amortization of approximately $2,722,000 and
       $2,505,000 at June 30, 1997 and 1996,
       respectively                                                 287,253         504,006
    Other assets                                                     86,661          31,044
                                                                 ----------     -----------
                                                                    373,914         535,050
                                                                 ----------     -----------

                                                                 $8,786,443     $11,899,152
                                                                 ==========     ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         MATHSOFT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                   (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                          JUNE 30,
                                                              -----------------------------
                                                                   1997            1996

CURRENT LIABILITIES:
    Current portion of capital lease obligations              $    319,690     $     16,753
    Accounts payable                                             2,036,745        1,699,414
    Accrued expenses                                             2,592,532        2,255,214
    Accrued restructuring, current portion                          10,539           13,316
    Deferred revenue                                             1,443,244        1,092,541
                                                              ------------     ------------

          Total current liabilities                              6,402,750        5,077,238
                                                              ------------     ------------

ACCRUED RESTRUCTURING, LESS CURRENT PORTION                         13,613           24,152
                                                              ------------     ------------

CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION                    182,619            2,694
                                                              ------------     ------------

ACCRUED RENT, LESS CURRENT PORTION                                  19,335           36,372
                                                              ------------     ------------

COMMITMENTS (Note 4)

STOCKHOLDERS' EQUITY:
    Preferred stock, $.01 par value-
        Authorized--1,000,000 shares
        Issued and outstanding--none                                    --               --
    Common stock, $.01 par value-
        Authorized--20,000,000 shares
        Issued and outstanding--9,006,376 shares and
          8,579,262 shares at June 30, 1997 and 1996,
          respectively                                              90,064           85,793
    Additional paid-in capital                                  29,161,835       28,158,558
    Accumulated deficit                                        (26,992,109)     (21,474,509)
    Cumulative translation adjustment                              (91,664)         (11,146)
                                                              ------------     ------------

          Total stockholders' equity                             2,168,126        6,758,696
                                                              ------------     ------------

                                                              $  8,786,443     $ 11,899,152
                                                              ============     ============


The accompanying notes are an integral part of these consolidated financial statements.

                         MATHSOFT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                              YEARS ENDED JUNE 30,
                                                 -------------------------------------------
                                                     1997            1996           1995


REVENUES:
    Software licenses                            $15,179,191     $18,155,650     $13,751,456
    Services and other                             2,498,536       2,611,048       2,131,770
                                                 -----------     -----------     -----------

        Total revenues                            17,677,727      20,766,698      15,883,226
                                                 -----------     -----------     -----------

COST OF REVENUES:
    Software licenses                              3,124,158       3,061,762       3,286,577
    Services and other                               821,781         938,596         777,664
                                                 -----------     -----------     -----------

        Total cost of revenues                     3,945,939       4,000,358       4,064,241
                                                 -----------     -----------     -----------

        Gross profit                              13,731,788      16,766,340      11,818,985
                                                 -----------     -----------     -----------

OPERATING EXPENSES:
    Sales and marketing                           10,251,376       9,719,346       8,703,130
    Research and development                       5,142,751       3,659,171       3,058,788
    General and administrative                     2,731,858       2,454,838       2,030,296
    Write-down of intangible assets                       --              --       1,662,000
                                                 -----------     -----------     -----------

        Total operating expenses                  18,125,985      15,833,355      15,454,214
                                                 -----------     -----------     -----------

        Income (loss) from operations             (4,394,197)        932,985      (3,635,229)

INTEREST INCOME                                      153,111         199,049         108,372

INTEREST EXPENSE                                     (14,440)         (7,196)        (26,427)
                                                 -----------     -----------     -----------

        Income (loss) before provision
          for income taxes                        (4,255,526)      1,124,838      (3,553,284)

PROVISION FOR INCOME TAXES                            44,452          49,000              --
                                                 -----------     -----------     -----------

        Net income (loss)                        $(4,299,978)    $ 1,075,838     $(3,553,284)
                                                 ===========     ===========     ===========

NET INCOME (LOSS) PER COMMON AND
  COMMON EQUIVALENT SHARE                        $      (.49)    $       .11     $      (.50)
                                                 ===========     ===========     ===========

WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES OUTSTANDING             8,841,170       9,541,580       7,169,593
                                                 ===========     ===========     ===========



The accompanying notes are an integral part of these consolidated financial statements.

                         MATHSOFT, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                COMMON STOCK    ADDITIONAL   ACCUMULATED  CUMULATIVE       TOTAL
                                                          NUMBER OF   $.01 PAR   PAID-IN       DEFICIT    TRANSLATION  STOCKHOLDERS'
                                                           SHARES       VALUE    CAPITAL                  ADJUSTMENT      EQUITY

BALANCE, JUNE 30, 1994                                    7,091,389   $70,914  $24,217,450  $(18,510,247)  $ 21,787    $ 5,799,904
 Exercise of stock options, warrants and Employee Stock
  Purchase Plan                                             181,759     1,817      210,832            --         --        212,649
 Compensation associated with issuance of stock options          --        --      150,000            --         --        150,000
 Net loss                                                        --        --           --    (3,553,284)        --     (3,553,284)
 Translation adjustment                                          --        --           --            --     14,332         14,332
                                                          ---------   -------  -----------  ------------   --------    -----------

BALANCE, JUNE 30, 1995                                    7,273,148    72,731   24,578,282   (22,063,531)    36,119      2,623,601
 Acquisition of TriMetrix, Inc.                             219,997     2,200       63,700      (486,816)        --       (420,916)
 Sale of common stock                                       750,000     7,500    2,932,963            --         --      2,940,463
 Exercise of stock options, warrants and Employee Stock
  Purchase Plan                                             336,117     3,362      583,613            --         --        586,975
 Net income                                                      --        --           --     1,075,838         --      1,075,838
 Translation adjustment                                          --        --           --            --    (47,265)       (47,265)
                                                          ---------   -------  -----------  ------------   --------    -----------

BALANCE, JUNE 30, 1996                                    8,579,262    85,793   28,158,558   (21,474,509)   (11,146)     6,758,696
 Acquisition of acroScience Corporation                     250,000     2,500      618,500    (1,217,622)        --       (596,622)
 Exercise of stock options and Employee Stock Purchase
  Plan                                                      177,114     1,771      374,777            --         --        376,548
 Compensation associated with issuance of stock options          --        --       10,000            --         --         10,000
 Net loss                                                        --        --           --    (4,299,978)        --     (4,299,978)
 Translation adjustment                                          --        --           --            --    (80,518)       (80,518)
                                                          ---------   -------  -----------  ------------   --------    -----------

BALANCE, JUNE 30, 1997                                    9,006,376   $90,064  $29,161,835  $(26,992,109)  $(91,664)   $ 2,168,126
                                                          =========   =======  ===========  ============   ========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

                         MATHSOFT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEARS ENDED JUNE 30,
                                                                         -----------------------------------------------
                                                                              1997             1996              1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                       $(4,299,978)      $ 1,075,838       $(3,553,284)
 Adjustments to reconcile net income (loss) to net cash provided by
 (used in) operating activities, net of acquisitions-
   Depreciation and amortization                                           1,063,503         1,043,052         1,624,761
   Compensation associated with issuance of options                           10,000                --           150,000
   Write-down of intangible assets                                                --                --         1,662,000
   Changes in assets and liabilities-
    Accounts and other receivables                                           643,756        (2,301,420)        1,790,517
    Inventories                                                              210,946          (247,446)          500,760
    Prepaid expenses                                                         (93,886)         (172,936)          711,831
    Accounts payable                                                         329,822           136,252          (260,135)
    Accrued expenses                                                        (252,499)         (754,768)       (2,043,772)
    Deferred revenue                                                         350,702           (74,285)          161,112
                                                                         -----------       -----------       -----------

      Net cash provided by (used in) operating activities                 (2,037,634)       (1,295,713)          743,790
                                                                         -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Decrease in short-term investments                                               --           448,618           629,888
 Purchases of property and equipment                                        (780,171)       (1,059,263)         (285,572)
 Decrease (increase) in other assets                                         (56,374)           15,688            17,355
 Cash acquired from the acroScience and TriMetrix acquisitions                 9,691            27,849                --
                                                                         -----------       -----------       -----------

      Net cash provided by (used in) investing activities                   (826,854)         (567,108)          361,671
                                                                         -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on long-term debt                                                  (16,000)          (73,188)          (94,066)
 Payments on capital lease obligations                                      (132,975)          (76,077)         (161,698)
 Borrowings on capital lease obligations                                     565,406                --                --
 Proceeds from exercise of stock options, warrants and Employee
  Stock Purchase Plan                                                        376,548           586,975           212,649
 Net proceeds from sale of common stock                                           --         2,940,463                --
                                                                         -----------       -----------       -----------

      Net cash provided by (used in) financing activities                    792,979         3,378,173           (43,115)
                                                                         -----------       -----------       -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                 (80,518)          (47,265)           14,332
                                                                         -----------       -----------       -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       2,152,027)        1,468,087         1,076,678

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               4,954,416         3,486,329         2,409,651
                                                                         -----------       -----------       -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                   $ 2,802,389       $ 4,954,416       $ 3,486,329
                                                                         ===========       ===========       ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for-
   Interest                                                              $    14,439       $     5,519       $    26,426
                                                                         ===========       ===========       ===========
   Income taxes                                                          $     7,530       $    49,220       $    34,069
                                                                         ===========       ===========       ===========





SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES: The
 Company financed $63,333 of equipment through long-term debt and capital leases in fiscal 1997.

 In November 1995, the Company acquired 100% of the outstanding stock of TriMetrix, Inc. in exchange for 219,997 shares of common stock of the Company. This acquisition was accounted for as a pooling of interests.

 In November 1996, the Company acquired 100% of the outstanding stock of acroScience Corporation in exchange for 250,000 shares of common stock of the Company. This acquisition was accounted for as a pooling of interests.


  The accompanying notes are an integral part of these consolidated financial statements.

                         MATHSOFT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997


(1)  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     MathSoft, Inc. (MathSoft) was incorporated on October 12, 1984. MathSoft develops, markets and supports software productivity tools for the technical calculation and data analysis markets comprised of professionals, students and educators (see Note 10).

     The accompanying consolidated financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the consolidated financial statements and notes.

     (a)  Basis of Presentation

          The accompanying consolidated financial statements comprise those of MathSoft and its wholly owned subsidiaries Statistical Sciences, Inc. (StatSci), TriMetrix, Inc. and acroScience Corporation (collectively referred to as the Company). All material intercompany accounts and transactions have been eliminated.

     (b)  Revenue Recognition

          The Company derives substantially all of its revenue from technical calculation and data analysis software products for use on desktop computers. Revenue from the licensing of software products is recognized when the products are shipped, as there are no significant post-delivery obligations, and the Company provides for estimated returns and warranty costs at the time of sale. The Company offers maintenance contracts and training on its data analysis software products. Maintenance and training revenues are recognized ratably over the term of the related contracts. Amounts received in advance for maintenance agreements are recorded as deferred revenue on the accompanying consolidated balance sheets.

     (c)  Cash and Cash Equivalents

          Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of less than three months.

     (d)  Inventories

          Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                  JUNE 30,
                                           ----------------------
                                             1997          1996
          Materials and supplies           $ 41,648      $162,627
          Finished goods                    302,137       385,265
                                           --------      --------
                                           $343,785      $547,892
                                           ========      ========

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


     (e)  Depreciation and Amortization

          The Company provides for depreciation and amortization by charges to operations on a straight-line basis, in amounts estimated to recover the cost of the assets over their estimated useful lives as follows:

                             ASSET CLASSIFICATION              USEFUL LIVES

                       Computer equipment and software           3 years
                       Furniture and fixtures                   3-5 years
                       Leasehold improvements                 Life of lease

          Property and equipment under capital leases are amortized over the shorter of the estimated useful life of three to five years or the term of the lease.

     (f)  Product Development Costs

          The Company capitalizes product development costs subsequent to the establishment of technological and commercial feasibility, until the product is available for general release. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Development costs associated with product enhancements that extend the original product's life or significantly improve the original product's marketability are also capitalized upon technological feasibility. Amortization of product development costs begins the month after the general release over the shorter of the estimated useful life of the product or fifteen months.

          No costs were capitalized for the years ended June 30, 1997 or 1996, as costs incurred from technological feasibility to general release were immaterial. Amortization of product development costs of $488,964 for the year ended June 30, 1995, has been included in cost of revenues in the accompanying consolidated statements of operations.

     (g)  Net Income (Loss) per Common and Common Equivalent Share

          For the years ended June 30, 1997 and 1995, net loss per share was computed using the weighted average number of shares of common stock outstanding during the respective years. Common stock equivalents have not been included, as their effect would have been antidilutive.

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


          For the year ended June 30, 1996, net income per common and common equivalent share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year, computed in accordance with the treasury stock method. Fully diluted earnings per share have not been presented, as the amounts would not differ significantly from primary earnings per share.

     (h)  Postretirement Benefits

          The Company has no obligations for postretirement benefits.

     (i)  Foreign Currency Translation

          Assets and liabilities of the Company's foreign branch are translated to U.S. dollars using the exchange rate at each balance sheet date. Income and expense accounts are translated using an average rate of exchange during the period. Foreign currency translation adjustments are accumulated as a separate component of stockholders' equity. The effect of aggregate transaction gains and losses were approximately $(257,000), $(12,000) and $38,000 in 1997, 1996 and 1995,
          respectively.

     (j)  Other Assets

          In fiscal 1997, the Company implemented Statement of Financial Accounts Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. This standard establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting SFAS No 121 was immaterial.

     (k)  Concentration of Credit Risk

          SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company's financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains the majority of its cash balances with one financial institution. The Company's accounts receivable are not concentrated within a specific geographic area; however, one single customer represents a credit risk to the Company (see Note 8).

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)

     (l)  New Accounting Standards

          In March 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' reported per share amounts. The Company will adopt this statement for its fiscal year ending June 30, 1998 and does not believe that the effect of the adoption of this standard would be materially different from the amounts presented in the accompanying consolidated statements of income.

          In July 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements, in order to measure all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income, as defined by SFAS No. 130, is the total of net income and all other nonowner changes in equity. Under SFAS No. 130, companies would include the cumulative total of comprehensive income as a separate component of its stockholders' equity statement. This statement is effective for fiscal years beginning after December 15, 1997, and is applicable on both an interim and annual basis.

          In July 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. Reportable segments, as defined by this statement, correspond to the way management organizes units and evaluates performance internally, and may be based upon products, geography, legal entity, management structure or a combination of these methods. SFAS No. 131 is applicable only to public, for-profit entities and is effective for fiscal years beginning after December 15, 1997. Unless impracticable, companies would be required to restate prior period information upon adoption.

     (m)  Use of Estimates

          The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


     (n)  Financial Instruments

          SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments consisting of cash, accounts receivable and capital leases. The estimated fair value of these financial instruments approximates their carrying value.

(2)  INCOME TAXES

     At June 30, 1997, the Company had available net operating loss carryforwards of approximately $13,889,000 and tax credit carryforwards of approximately $576,000. The net operating loss and tax credit carryforwards may be used to offset future federal taxable income and federal income taxes, respectively, through the fiscal year ending June 30, 2012. The Internal Revenue Code contains provisions that limit the net operating loss and credit carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests.

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     The provisions for income taxes for the years ended June 30, 1997 and 1996 consist of the following:




                                                 JUNE 30,
                                            1997          1996
               Current tax expense-
                   Federal                $  --        $ 340,000
                   State                     --           63,000
                   Foreign                 44,452         49,000

               Deferred tax expense-
                   Federal                   --         (340,000)
                   State                     --          (63,000)
                   Foreign                   --             --
                                          -------      ---------

                                          $44,452      $  49,000
                                          =======      =========

     The income tax provision is due to international income taxes.

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)

The significant components of the deferred tax assets and liabilities at June 30, 1997 and 1996 are as follows:

                                                      JUNE 30,
                                               1997              1996

      Net operating loss carryforward      $ 4,722,000       $ 3,667,000
      Research and development credit
       carryforwards                           576,000           552,000
      Temporary differences                 (1,308,000)         (159,000)
                                           -----------       -----------
                                             3,990,000         4,060,000

      Valuation allowance                   (3,990,000)       (4,060,000)
                                           -----------       -----------

         Net deferred tax asset            $      --         $      --
                                           ===========       ===========

Due to the uncertainty surrounding the realization of its deferred tax assets, the Company has recorded a full valuation allowance against its deferred tax assets.

The components of domestic and foreign income (loss) before the provision for income taxes are as follows:


                       ------------------- JUNE 30, -------------------
                           1997              1996              1995

         Domestic      $(4,011,290)      $   325,215       $(2,813,334)
         Foreign          (244,236)          799,623          (739,950)
                       -----------       -----------       -----------

                       $(4,255,526)      $ 1,124,838       $(3,553,284)
                       ===========       ===========       ===========

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


(3)  CAPITAL LEASES

     The Company leases certain equipment under noncancelable leases expiring through fiscal 2002. Future minimum lease payments as of June 30, 1997 under these arrangements are as follows:

     Year ending June 30,
       1998                                           $353,001
       1999                                            181,583
       2000                                              9,580
       2001                                              9,580
       2002                                              9,580
                                                      --------

          Total minimum lease payments                 563,324
     Less--Amount representing interest                 61,015
                                                      --------
          Present value of minimum lease payments      502,309

     Less--Current portion of capital leases           319,690
                                                      --------
                                                      $182,619
                                                      ========

(4)  COMMITMENTS

     In August 1993, the Company entered into a six-year operating lease for its facility in Cambridge, Massachusetts. The lease provides for uneven payments during the six-year period. However, rent expense is charged to operations evenly over the leased period. The Company also has operating leases for its Seattle and International office spaces and certain office equipment.

     Future lease payments under the Company's operating lease arrangements, exclusive of operating costs and net of sublease revenue through October 2000, are as follows:


                                                 GROSS         SUBLEASE           NET
                                               OPERATING        RENTAL         OPERATING
                                                LEASES         RECEIPTS         LEASES
     Year ending June 30,
      1998                                    $  976,000      $(204,000)      $  772,000
      1999                                       970,000       (204,000)         766,000
      2000                                       265,000        (84,000)         181,000
      2001                                         9,000           --              9,000
      2002                                         1,000           --              1,000
                                              ----------      ---------       ----------
          Total future lease payments         $2,221,000      $(492,000)      $1,729,000
                                              ==========      =========       ==========

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)

     Rental expense under the Company's operating leases was approximately $723,000, $707,000 and $576,000 in fiscal 1997, 1996 and 1995, respectively. The fiscal 1997 and 1996 amounts are net of sublease income of approximately $171,000 and $169,000, respectively.

(5)  STOCKHOLDERS' EQUITY

     (a)  Stock Option Plans

     The Company adopted two stock option plans in 1987 and 1992 (the Plans) whereby the Board of Directors may grant incentive stock options (ISOs), nonqualified stock options, awards of common stock and authorizations to make direct purchases of common stock to eligible employees and others, as defined. ISOs are granted at a price not less than fair market value at the date of grant. The options typically vest over a five-year period.

     The Company has adopted the 1992 Nonemployee Director Stock Option Plan (the 1992 Director's Plan) pursuant to which directors who are not officers or employees of the Company annually receive options to purchase shares of the Company's common stock. A total of 160,000 shares of common stock may be issued under the 1992 Director's Plan. The exercise price of each option equals the fair market value of the stock on the date of grant. The options are exercisable upon the earlier of one year from the date of grant or the first annual meeting of stockholders, following the date of grant at which members of the Board are elected.

     The Board of Directors granted Key Officer Stock Options to members of senior management of the Company in 1992. The Key Officer Stock Options are nonqualified, nonplan stock options exercisable for an aggregate of 907,556 shares of common stock at an exercise price of $1.08 per share, the fair market value of the common stock on the date of grant. Each such option expires 11 years from the date of grant, subject to earlier termination if the optionee ceases to serve the Company other than by reason of death or disability. Each Key Officer Stock Option became exercisable upon the closing of the Company's initial public offering.

     As of June 30, 1997, a total of 3,898,508 shares of common stock were reserved for issuance under the Plans, the 1992 Director's Plan and the Key Officer Stock Options.

     The Company accounts for its stock-based compensation plans under APB Opinion No. 25, Accounting for Stock Issued to Employees. In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123 for employees, which requires disclosure of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted, as well as certain other information. The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted during fiscal years 1996 and 1997, including the Employee Stock

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)



     Purchase Plan using the Black-Scholes option pricing model prescribed by SFAS No. 123. For nonemployees, SFAS No. 123 requires that the compensation expense calculated using the Black-Scholes option pricing model be charged to the statement of operations. The value of options awarded to nonemployees as determined under SFAS No. 123 is not material to the results of operations for both fiscal years 1997 and 1996.

     The assumptions used and the weighted average information for the fiscal years ended June 30, 1997 and 1996 are as follows:


                                                            ---- FISCAL YEARS ENDED ----
                                                              JUNE 30,         JUNE 30,
                                                                1997            1996
        Risk-free interest rates                            6.00%-6.74%      5.61%-6.74%
        Expected dividend yield                                 None            None
        Expected lives                                        5 years         5 years
        Expected volatility                                      70%            70%
        Weighted average grant-date fair value of
         options granted during the period                     $1.62           $2.35
        Weighted average remaining contractual life of
         options outstanding                                5.10 years       5.53 years
        Weighted average exercise price of 422,536
         and 139,715 vested options exercisable at
         June 30, 1997 and 1996, respectively                  $1.42           $2.50

     The effect of applying SFAS No. 123 would be as follows:


                                                            ---- FISCAL YEARS ENDED ----
                                                              JUNE 30,         JUNE 30,
                                                                1997             1996

        Net (loss) income as reported                       $(4,299,978)     $ 1,075,838
        Net (loss) income per share as reported                    (.49)             .11

        Pro forma net (loss) income                          (4,880,616)         622,956
        Pro forma net (loss) income per share                      (.55)             .07

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to June 30, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in the future years.

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


     The Company's stock option activity for all plans is as follows:


                                        NUMBER       OPTION PRICE   WEIGHTED
                                      OF SHARES         RANGE       AVERAGE
                                                                  OPTION PRICE
   Outstanding at June 30, 1994       1,457,671              --      $2.84
       Granted                        1,155,000              --       2.13
       Exercised                       (145,304)             --       1.05
       Canceled                        (544,741)             --       6.01
                                      ---------                      -----

   Outstanding at June 30, 1995       1,922,626              --       1.86
       Granted                          961,434              --       5.52
       Exercised                       (320,452)             --       1.65
       Canceled                        (195,240)             --       5.53
                                      ---------                      -----

   Outstanding at June 30, 1996       2,368,368              --       3.03
       Granted                        1,289,514              --       2.74
       Exercised                       (148,651)             --       1.64
       Canceled                        (507,669)             --       4.28
                                      ---------                      -----

   Outstanding at June 30, 1997       3,001,562    $.50- $13.00      $2.33
                                      =========    ============      =====

   Exercisable at June 30, 1997       1,378,182    $.50- $13.00      $2.04
                                      =========    ============      =====

                       MATHSOFT, INC. AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JUNE 30, 1997

                                 (Continued)



     The following table summarizes information about stock options outstanding at June 30, 1997:




                 ----------- OPTIONS OUTSTANDING -----------    --------- OPTIONS EXERCISABLE --------
  RANGE OF       NUMBER OF       WEIGHTED           WEIGHTED    NUMBER OF      WEIGHTED       WEIGHTED
OPTION PRICES    OUTSTANDING     AVERAGE            AVERAGE     OPTIONS        AVERAGE        AVERAGE
                 OPTIONS         REMAINING          OPTION      EXERCISABLE    REMAINING      OPTION
                                 CONTRACTUAL        PRICE                      CONTRACTUAL    PRICE
                                 LIFE                                          LIFE
$ .50- $2.00      1,011,910       2.31 years          1.54         846,768      2.15 years      1.45
 2.25-  4.00      1,816,366       4.99                2.44         446,128      4.62            2.36
 4.25-  6.00        150,000       4.98                5.53          62,000      5.06            5.64
 6.13- 13.00         23,286       3.66                7.65          23,286      3.66            7.65
                  ---------                                      ---------

  .50-13.00       3,001,562       4.08                2.33       1,378,182      3.11            2.04
                  =========                                      =========


     (b) Employee Stock Purchase Plan

          The Company has an employee stock purchase plan pursuant to which the Company has reserved and may issue up to 200,000 shares of common stock in semiannual offerings over a 10-year period. Shares of common stock are sold at 85% of fair market value, as defined. During fiscal 1997, 1996 and 1995, the Company issued 28,463, 13,065, and 14,565 shares, respectively, under the Plan.

(6)  GEOGRAPHIC DATA



     Revenues by geographic area as a percentage of total revenues were as follows:



                           YEAR ENDED JUNE 30,
     GEOGRAPHIC AREA    1997      1996      1995

     North America       68%       67%       64%
     Europe              23        24        26
     Other                9         9        10
                        ---       ---       ---

                        100%      100%      100%
                        ===       ===       ===

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


     Revenues, operating income (loss) and identifiable assets for the Company's U.S. and international operations for the three years ended June 30, 1997 are summarized as follows:

                                              U.S.       INTERNATIONAL   ELIMINATIONS   CONSOLIDATED

     Year ended June 30, 1995-
      Revenues from unaffiliated
       locations                          $10,144,936     $5,738,290     $        --    $15,883,226
      Operating loss                       (2,869,452)      (765,777)             --     (3,635,229)
      Identifiable assets                   6,804,596      1,218,927          79,118      8,102,641

     Year ended June 30, 1996-
      Revenues from unaffiliated
       locations                          $14,010,567     $6,756,131     $        --    $20,766,698
      Operating income                        161,909        771,076              --        932,985
      Identifiable assets                  11,467,596      2,349,923      (1,918,367)    11,899,152

     Year ended June 30, 1997-
      Revenues from unaffiliated
       locations                          $11,659,991     $6,017,736     $        --    $17,677,727
      Operating loss                       (3,994,060)      (400,137)             --     (4,394,197)
      Identifiable assets                  12,179,468      1,987,444      (5,380,469)     8,786,443

(7)  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                             JUNE 30,
                                                        1997           1996

       Accrued payroll and payroll-related items    $  402,715     $  827,950
       Accrued bonuses                                 425,000        466,939
       Accrued vacation                                375,368        316,582
       Accrued royalties                               146,962        281,288
       Other accrued expenses                        1,242,487        362,455
                                                    ----------     ----------

                                                    $2,592,532     $2,255,214
                                                    ==========     ==========

                         MATHSOFT, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1997

                                   (Continued)


(8)  SIGNIFICANT CUSTOMER

     There were no significant customers in fiscal 1995. One customer accounted for 12% and 14% of net sales in fiscal 1996 and 1997, respectively.

(9)  LINE OF CREDIT

     The Company has a line of credit with a bank, collateralized by substantially all of the Company's assets. Borrowings are limited to the lesser of 65% of eligible domestic accounts or $500,000. Interest on outstanding borrowings under this line is based on the bank's prime rate (8.5% at June 30, 1997) plus 1%. The Company had no outstanding borrowings under this line as of June 30, 1997. The agreement contains covenants that, among other things, require the Company to meet certain profitability and maximum leverage ratios, and to maintain a minimum level of tangible net worth. Through June 30, 1997, the Company has complied with all such covenants. The line of credit expires in December 1997.

(10) ACQUISITIONS

     In November, 1996 and 1995, the Company acquired 100% of the outstanding capital stock of acroScience Corporation and TriMetrix, Inc., respectively, in business combinations accounted for as poolings of interests. As a result of the business combinations, acroScience Corporation and TriMetrix, Inc. became wholly owned subsidiaries of the Company. acroScience Corporation develops visual modeling and programming tools. In consideration of this acquisition, former stockholders of acroScience Corporation received a total of 250,000 shares of the Company's common stock. TriMetrix, Inc. develops and manufactures advanced charting and data analysis software. In consideration of this acquisition, former stockholders of TriMetrix, Inc. received a total of 219,997 shares of the Company's common stock. For financial reporting purposes, the periods preceding the acquisitions have not been restated, as the acquisitions were not material. The results of operations of acroScience Corporation and TriMetrix, Inc. have been included in the consolidated operating results since the dates of the respective acquisitions.